Exhibit 99(a)(1)(G)

August 14, 2006

Dear Inco Securityholder:

         We are pleased to enclose the offer (the "Offer") of Companhia Vale do Rio Doce ("CVRD") and its wholly-owned indirect subsidiary, CVRD Canada Inc. (the "Offeror"), to purchase at a price of Cdn.$86.00 in cash per common share, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Inco Limited ("Inco") together with the associated rights (the "SRP Rights") issued and outstanding under the Inco shareholder rights plan (together, the "Shares"), and including any Shares that may become issued and outstanding after the date of the Offer but prior to the expiry time thereof upon the conversion or exercise of any securities of Inco (other than SRP Rights) that are convertible into or exercisable for Shares. The terms and conditions of the Offer are contained in the Offer and the take-over bid circular (the "Circular") dated August 14, 2006, a copy of which is annexed to this letter.

        We believe the Offer will allow Inco shareholders to realize upfront in cash Inco's profitable growth potential without incurring any risk of the non-realization of such potential.

        The Offer expires at 8:00 p.m. (Toronto time) on Thursday, September 28, 2006, unless extended or withdrawn.

        To deposit your Shares to the Offer, the Letter of Transmittal or, if necessary, the Notice of Guaranteed Delivery (both of which are included with the Offer and the Circular) must be completed and returned in accordance with the terms and conditions more fully set out under "Manner of Acceptance" in Section 3 of the Offer. If your Shares are held in the name of a nominee, such as a broker, investment dealer, bank or trust company, you should contact such nominee for instructions on how to deposit your Shares to the Offer.

        We appreciate your careful and immediate attention to the Offer and hope that it will be favourably received. Should you have any questions with respect to the Offer or require any assistance in depositing your Shares, please contact Kingsdale Shareholder Services Inc. at toll-free in North America 1-866-639-7993 or outside North America call collect (416) 867-2272.

Yours very truly,

COMPANHIA VALE DO RIO DOCE

(Signed) ROGER AGNELLI
Chief Executive Officer